

July 20, 2022

Jay Maull
President, CEO and Chairman
Gemxx Corp.
2300 West Sahara Avenue, Suite 800
Las Vegas, NV 89102

> **Re: Gemxx Corp.**
> **Offering Statement on Form 1-A**
> **Filed June 28, 2022**
> **File No. 024-11922**

Dear Mr. Maull:

   We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed June 28, 2022

The Company, page 14

1.   For each material property please revise to include the information required by Item 1304 of Regulation S-K.

2.   Please revise to describe your internal controls regarding your exploration and mineral resource and reserve estimation as required by Item 1305 of Regulation S-K.

3.   It appears that you are using exploration results in order to derive estimates of tonnage, grade, and production rates, or in an assessment of economic viability.   For example you have included disclosure such as "the resource should generate the company $5M USD per acre mined," "management estimates add-on revenues of up to $450,000 USD per acre mined," "with realistic growth projections, the company has more than 50 years of Ammolite resource reserves," and "the 3 acre per year mining operation will support annual sales of up to $15M USD and cost $1.8M USD." These estimates should not be

based on exploration results alone, as noted under the definition of exploration results pursuant to Item 1300 of Regulation S-K, rather the estimates must be supported by a technical report summary that has been completed by a qualified person. Please revise to remove these statements or file a technical report summary as an exhibit to your filing.

General

4.   We note that you include "risks related to our operations in China" in your bulleted list of risk factors at page 15. However, we could not locate a corresponding risk factor. Please consider whether more specific and prominent disclosures about the legal and operational risks associated with China-based companies may be appropriate. For instance, we note that you appear to derive a significant amount of your annual revenues from merchandise sales in Hong Kong. For additional guidance, please see the Division of Corporation Finance's publicly-available Sample Letter to China-Based Companies issued by the Staff in December 2021.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matthew McMurdo